Mail Stop 6010

      November 8, 2005

Via Mail and Facsimile to 604.228.9528
Bing Wong
President/ Director
Razor Resources Inc.
P.O. Box 27581, 650 41st Avenue West
Vancouver, British Columbia
Canada V5Z 4M4

	Re:	Razor Resources Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed November 4, 2005
		File No. 333-126801

Dear Mr. Wong:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 23
1. We see you have presented copies of two prior consents: the consent for Amendment No. 2 dated September 22, 2005 and the consent for Amendment No. 3 dated October 21, 2005. By amendment please provide a single currently-dated consent. Please see the requirement in Item 601(b)(23) of Regulation S-B.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3602 with any other questions.

      				Sincerely,



      Thomas A. Jones
      Senior Attorney



Bing Wong
Razor Resources Inc.
November 8, 2005
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